                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 Schedule 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


                                  CCAIR, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   124868100
                                 (CUSIP Number)

                               George Murnane III
                          1954 Airport Road, Suite 200
                             Atlanta, Georgia 30341
                                 (770) 455-9225
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                DECEMBER 4, 1997
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                               Page 1 of 13 Pages
                        Exhibit Index Appears on Page 13

--------------------------------------------------------------------------------



----------------------------------------------------------------------------------------------------------------------------
1)    Names of Reporting Persons.  I. R. S. Identification Nos. of Above Persons (entities only)
      Barlow Partners, L.P.

----------------------------------------------------------------------------------------------------------------------------
2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                                                                 (a) [ ]
                                                                                                                 (b) [X]
----------------------------------------------------------------------------------------------------------------------------

3)    SEC Use Only
----------------------------------------------------------------------------------------------------------------------------

4)    Source of Funds (See Instructions)           OO - Partnership Contributions
----------------------------------------------------------------------------------------------------------------------------

5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)                             [  ]
----------------------------------------------------------------------------------------------------------------------------

6)    Citizenship or Place of Organization                  Texas
----------------------------------------------------------------------------------------------------------------------------
                                            (7)       Sole Voting Power              538,617(1) - See Responses to Number of
                       Shares Bene-                                                  Items 5 and 6
                       ficially             --------------------------------------------------------------------------------
                       Owned by Each        (8)       Shared Voting Power                              -0-
                       Reporting            --------------------------------------------------------------------------------
                       Person With          (9)       Sole Dispositive Power         538,617(1) - See Responses to Items
                                                                                     5 and 6
                                            --------------------------------------------------------------------------------
                                            (10)      Shared Dispositive Power                         -0-
----------------------------------------------------------------------------------------------------------------------------

11)   Aggregate Amount Beneficially Owned by Each Reporting Person  510,200
----------------------------------------------------------------------------------------------------------------------------

12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)    [  ]
----------------------------------------------------------------------------------------------------------------------------

13)   Percent of Class Represented by Amount in Row (11)    6.5%
----------------------------------------------------------------------------------------------------------------------------

14)   Type of Reporting Person (See Instructions)           PN
----------------------------------------------------------------------------------------------------------------------------

      (1) The voting and dispositive power with respect to the shares of Common Stock held by Barlow Partners, L.P. ("Barlow Partners") may, under certain circumstances, be deemed to be shared with, or may be exercised by, the limited partners of Barlow Partners, as further described in Item 6 hereof.

CUSIP No. 124868100                 SCHEDULE 13D/A            Page 3 of 13 Pages
--------------------------------------------------------------------------------

1)    Names of Reporting Persons.  I. R. S. Identification Nos. of Above Persons  (entities only)
      George Murnane III

----------------------------------------------------------------------------------------------------------------------------
2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                                                                 (a) [ ]
                                                                                                                 (b) [X]
----------------------------------------------------------------------------------------------------------------------------

3)    SEC Use Only
----------------------------------------------------------------------------------------------------------------------------

4)    Source of Funds (See Instructions)           Not Applicable
----------------------------------------------------------------------------------------------------------------------------

5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)                             [  ]
----------------------------------------------------------------------------------------------------------------------------

6)    Citizenship or Place of Organization                  United States of America
----------------------------------------------------------------------------------------------------------------------------
                       Number of            (7)       Sole Voting Power            42,500(1)
                       Shares Bene-         --------------------------------------------------------------------------------
                       ficially             (8)       Shared Voting Power          510,200(2) - See Responses to Owned by Each
                                                                                   Items 5 and 6
                       Reporting            --------------------------------------------------------------------------------
                       Person With          (9)       Sole Dispositive Power       42,500(1)
                                            --------------------------------------------------------------------------------
                                            (10)      Shared Dispositive Power     510,200(2) - See Responses to Items
                                                                                   5 and 6
----------------------------------------------------------------------------------------------------------------------------

11)   Aggregate Amount Beneficially Owned by Each Reporting Person      552,700 - See Responses to Items 5 and 6
----------------------------------------------------------------------------------------------------------------------------

12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)    [  ]
----------------------------------------------------------------------------------------------------------------------------

13)   Percent of Class Represented by Amount in Row (11)    6.6%
----------------------------------------------------------------------------------------------------------------------------

14)   Type of Reporting Person (See Instructions)           IN
----------------------------------------------------------------------------------------------------------------------------

      (1) Includes 15,000 shares issuable upon exercise of warrants exercisable within 60 days and 7,500 shares issuable upon exercise of options exercisable within 60 days.

      (2) Solely in his capacity as general partner of Barlow Partners, L.P. On the basis of certain provisions of the Agreement of Limited Partnership of Barlow Partners, L.P. (the "Partnership Agreement"), Mr. Murnane may be deemed to beneficially own the shares of Common Stock beneficially owned by Barlow Partners. Additionally, the voting and dispositive power with respect to the Common Stock may, under certain circumstances, be deemed to be shared with the limited partners of Barlow Partners as described in Item 6 hereof.

CUSIP No. 124868100                 SCHEDULE 13D/A            Page 4 of 13 Pages
--------------------------------------------------------------------------------

1)    Names of Reporting Persons.  I. R. S. Identification Nos. of Above Persons  (entities only)
      Alexius A. Dyer III

----------------------------------------------------------------------------------------------------------------------------
2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                                                                 (a) [ ]
                                                                                                                 (b) [X]
----------------------------------------------------------------------------------------------------------------------------

3)    SEC Use Only
----------------------------------------------------------------------------------------------------------------------------

4)    Source of Funds (See Instructions)           Not Applicable
----------------------------------------------------------------------------------------------------------------------------

5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)                             [  ]
----------------------------------------------------------------------------------------------------------------------------

6)    Citizenship or Place of Organization                  United States of America
----------------------------------------------------------------------------------------------------------------------------
                       Number of            (7)       Sole Voting Power                                -0-
                       Shares Bene-         --------------------------------------------------------------------------------
                       ficially             (8)       Shared Voting Power                        20,000(1) - See Responses to
                       Owned by Each                                                             Items 5 and 6
                       Reporting            --------------------------------------------------------------------------------
                       Person With          (9)       Sole Dispositive Power                           -0-
                                            --------------------------------------------------------------------------------
                                            (10)      Shared Dispositive Power                   20,000(1) - See Responses to
                                                                                                 Items 5 and 6
----------------------------------------------------------------------------------------------------------------------------

11)   Aggregate Amount Beneficially Owned by Each Reporting Person      20,000-See Responses to Items 5 and 6
----------------------------------------------------------------------------------------------------------------------------

12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)    [  ]
----------------------------------------------------------------------------------------------------------------------------

13)   Percent of Class Represented by Amount in Row (11)    .26%
----------------------------------------------------------------------------------------------------------------------------

14)   Type of Reporting Person (See Instructions)           IN
----------------------------------------------------------------------------------------------------------------------------

      (1) Solely in his capacity as a limited partner of Barlow Partners, L.P. On the basis of certain provisions of the Partnership Agreement, Mr. Dyer may be deemed to beneficially own the shares of Common Stock beneficially owned by Barlow Partners that are attributable to such limited partnership interest.

CUSIP No. 124868100                 SCHEDULE 13D/A            Page 5 of 13 Pages
--------------------------------------------------------------------------------

1)    Names of Reporting Persons.  I. R. S. Identification Nos. of Above Persons  (entities only)
      Jonathan G. Ornstein

----------------------------------------------------------------------------------------------------------------------------
2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                                                                 (a) [ ]
                                                                                                                 (b) [X]
----------------------------------------------------------------------------------------------------------------------------

3)    SEC Use Only
----------------------------------------------------------------------------------------------------------------------------

4)    Source of Funds (See Instructions)           Not Applicable/PF(1)
----------------------------------------------------------------------------------------------------------------------------

5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)                             [  ]
----------------------------------------------------------------------------------------------------------------------------

6)    Citizenship or Place of Organization                  United States of America
----------------------------------------------------------------------------------------------------------------------------
                       Number of            (7)       Sole Voting Power                           53,750(2)
                       Shares Bene-         --------------------------------------------------------------------------------
                       ficially             (8)       Shared Voting Power                        414,700(3) - See Responses to
                       Owned by Each                                                             Items 5 and 6
                       Reporting            --------------------------------------------------------------------------------
                       Person With          (9)       Sole Dispositive Power                      53,750(2)
                                            --------------------------------------------------------------------------------
                                            (10)      Shared Dispositive Power                   414,700(3) - See Responses to
                                                                                                 Items 5 and 6
----------------------------------------------------------------------------------------------------------------------------

11)   Aggregate Amount Beneficially Owned by Each Reporting Person-468,450-See Responses to Items 5 and 6
----------------------------------------------------------------------------------------------------------------------------

12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)    [  ]
----------------------------------------------------------------------------------------------------------------------------

13)   Percent of Class Represented by Amount in Row (11)    5.6%
----------------------------------------------------------------------------------------------------------------------------

14)   Type of Reporting Person (See Instructions)           IN
----------------------------------------------------------------------------------------------------------------------------

      (1) Mr. Ornstein used personal funds to obtain the shares for which he has sole voting power and sole dispositive power. This item is not applicable with respect to the shares for which he has shared voting power and shared dispositive power.

      (2) Includes 8,750 shares issuable upon exercise of warrants exercisable within 60 days.

      (3) Includes 370,200 shares attributable to Mr. Ornstein solely in his capacity as a limited partner of Barlow Partners, L.P. On the basis of certain provisions of the Partnership Agreement, Mr. Ornstein may be deemed to beneficially own the shares of Common Stock beneficially owned by Barlow Partners that are attributable to such limited partnership interest. Also includes 44,500 shares owned by Mr. Ornstein's wife and minor children. Mr. Ornstein disclaims beneficial interest in such shares except to the extent of his economic interest therein.

CUSIP No. 124868100                SCHEDULE 13D/A             Page 6 of 13 Pages
--------------------------------------------------------------------------------

1)    Names of Reporting Persons.  I. R. S. Identification Nos. of Above Persons  (entities only)
      James E. Swigart

----------------------------------------------------------------------------------------------------------------------------
2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                                                                 (a) [ ]
                                                                                                                 (b) [X]
----------------------------------------------------------------------------------------------------------------------------

3)    SEC Use Only
----------------------------------------------------------------------------------------------------------------------------

4)    Source of Funds (See Instructions)           Not Applicable/PF(1)
----------------------------------------------------------------------------------------------------------------------------

5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)                             [  ]
----------------------------------------------------------------------------------------------------------------------------

6)    Citizenship or Place of Organization                  United States of America
----------------------------------------------------------------------------------------------------------------------------
                       Number of            (7)       Sole Voting Power                           47,250(2)
                       Shares Bene-         --------------------------------------------------------------------------------
                       ficially             (8)       Shared Voting Power                        128,417(3) - See Responses to
                       Owned by Each                                                             Items 5 and 6
                       Reporting            --------------------------------------------------------------------------------
                       Person With          (9)       Sole Dispositive Power                      47,250(2)
                                            --------------------------------------------------------------------------------
                                            (10)      Shared Dispositive Power                   128,417(3) - See Responses to
                                                                                                 Items 5 and 6
----------------------------------------------------------------------------------------------------------------------------

11)   Aggregate Amount Beneficially Owned by Each Reporting Person      175,667-See Responses to Items 5 and 6
----------------------------------------------------------------------------------------------------------------------------

12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)    [  ]
----------------------------------------------------------------------------------------------------------------------------

13)   Percent of Class Represented by Amount in Row (11)    2.1%
----------------------------------------------------------------------------------------------------------------------------

14)   Type of Reporting Person (See Instructions)           IN
----------------------------------------------------------------------------------------------------------------------------

      (1) Mr. Swigart used personal funds to obtain the shares for which he has sole voting power and sole dispositive power. This item is not applicable with respect to the shares for which he has shared voting power and shared dispositive power.

      (2) Includes 15,000 shares held by Mr. Swigart's IRA and 6,000 shares held by Mr. Swigart's minor children, as to which Mr. Swigart has sole voting power and sole dispositive power. Includes 3,750 shares issuable upon exercise of warrants exercisable within 60 days.

      (3) Solely in his capacity as a limited partner of Barlow Partners, L.P. On the basis of certain provisions of the Partnership Agreement, Mr. Swigart may be deemed to beneficially own the shares of Common Stock beneficially owned by Barlow Partners that are attributable to such limited partnership interest.

CUSIP No. 124868100                   SCHEDULE 13D/A          Page 7 of 13 Pages
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D ("Statement") relates to the Common Stock, par value $.01 per share (the "Common Stock"), of CCAIR, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 4700 Yorkmont Road, Second Floor, Charlotte, North
Carolina 28208.   This statement on Schedule 13D, originally filed on December
23, 1996, is hereby amended to include the information contained herein and constitutes Amendment No. 1 to the Reporting Persons' (as defined below)
Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

         (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Statement on behalf of Barlow Partners, L.P., a Texas limited partnership ("Barlow Partners"), George Murnane III ("Murnane"), Jonathan G. Ornstein ("Ornstein"), Alexius A. Dyer III ("Dyer") and James E. Swigart ("Swigart"). Barlow Partners, Murnane, Ornstein, Dyer and Swigart are sometimes hereinafter referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

          As a result of the Agreement of Limited Partnership of Barlow Partners, L.P. (the "Partnership Agreement"), which is further described in
Item 6 hereof, the limited partners in Barlow Partners may be deemed to share voting and dispositive power with the general partner of Barlow Partners over
shares of the Common Stock beneficially owned by Barlow Partners.   Except to
the extent reported herein, each Reporting Person disclaims beneficial ownership of any shares that may be deemed to be owned by a limited or general partner in Barlow Partners.

         (b), (c), (f)

         BARLOW PARTNERS, L.P.

         Barlow Partners is a Texas limited partnership the principal business of which is to acquire, hold, trade, invest in and deal with securities of the Issuer. The principal business address of Barlow Partners, which also serves as its principal office, is 65 East 96th Street, Apt. 14A, New York, New York 10128. The sole general partner of Barlow Partners is George Murnane III. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to George Murnane III is set forth below.

         MURNANE

         George Murnane III, the sole general partner of Barlow Partners, is a citizen of the United States of America and his principal business address is 1954 Airport Road, Suite 200, Atlanta, Georgia 30341. Mr. Murnane is the Chief Financial Officer of International Airline Support Group, Inc.

CUSIP No. 124868100                SCHEDULE 13D/A             Page 8 of 13 Pages
--------------------------------------------------------------------------------

         DYER

         Alexius A. Dyer III is a citizen of the United States of America and his principal business address is 481 Manor Ridge Drive, Atlanta, Georgia 30305. Mr. Dyer is the Chief Executive Officer of International Airline Support Group, Inc.

         ORNSTEIN

         Jonathan G. Ornstein is a citizen of the United States of America and his principal business address is Virgin Express, Building 116, Melsbroeck Airport, 1820 Melsbroeck, Belgium. Mr. Ornstein is President and Chief Executive Officer of Virgin Express.

         SWIGART

         James E. Swigart is a citizen of the United States of America and his principal business address is Virgin Express, Building 116, Melsbroeck Airport, 1820 Melsbroeck, Belgium. Mr. Swigart is the Chief Financial Officer of Virgin Express.

          (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The source and amount of the funds used by the Reporting Persons to purchase shares of the Common Stock are as follows:

Reporting Person                  Source of Funds                   Amount of Funds
----------------                  ---------------                   ---------------
Barlow Partners, L.P.             Other(1)                          $1,022,272(2)

George Murnane III                Not Applicable                    Not Applicable

Alexius A. Dyer III               Not Applicable                    Not Applicable

Jonathan G. Ornstein              Personal Funds/Margin Accounts    $268,500(3)

James E. Swigart                  Personal Funds/Margin Accounts    $130,500(3)

------------------------
(1)      Contributions from partners.
(2) Based on the closing price of the Common Stock on December 19, 1996 for the original 510,200 and on the purchase price paid by the partner with respect to the 28,417 shares acquired since the original filing.
(3)      Based on the closing price of the Common Stock on December 4, 1997.
         See Item 5(c) herein.

CUSIP No. 124868100             SCHEDULE 13D/A               Page 9 of 13 Pages
--------------------------------------------------------------------------------

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Persons acquired and continue to hold the shares of the Common Stock reported herein for investment purposes. Depending on market conditions and other factors that each of the Reporting Persons may deem relevant to its investment decision, such Reporting Person may purchase additional shares of the Common Stock in the open market or in private transactions. Depending on these same factors, and subject to the Partnership Agreement described in Item 6 herein, each Reporting Person may sell all or a portion of the shares of the Common Stock that it now owns or hereafter may acquire on the open market or in private transactions.

         The Issuer offered the Reporting Persons a seat on the Issuer's Board of Directors in connection with their initial investment in the Issuer. Mr. Murnane presently fills this position. No change in the Board of Directors is anticipated as a result of the subsequent acquisitions disclosed in this amendment.

         Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         At December 31, 1997, the Issuer had 8,335,695 shares of Common Stock outstanding.

         (a)

         BARLOW PARTNERS

         The aggregate number of shares of the Common Stock that Barlow Partners owns beneficially, pursuant to Rule 13d-3 under the Act, is 538,617, which constitutes approximately 6.5% of the 8,335,695 shares of such stock outstanding as of December 31, 1997.

         MURNANE

         The aggregate number of shares of the Common Stock that Murnane owns beneficially, pursuant to Rule 13d-3 under the Act, is 552,700 (including 22,500 shares that Murnane has the right to acquire within 60 days), which constitutes approximately 6.6% of the 8,335,695 shares of such stock outstanding as of December 31, 1997.

         DYER

         The aggregate number of shares of the Common Stock that Dyer owns beneficially, pursuant to Rule 13d-3 under the Act, is 20,000, which constitutes approximately .26% of the 8,335,695 shares of such stock outstanding as of December 31, 1997.

CUSIP No. 124868100                 SCHEDULE 13D/A           Page 10 of 13 Pages
--------------------------------------------------------------------------------

         ORNSTEIN

         The aggregate number of shares of the Common Stock that Ornstein owns beneficially, pursuant to Rule 13d-3 under the Act, is 468,450 (including 8,750 shares that Ornstein has the right to acquire within 60 days), which constitutes approximately 5.6% of the 8,335,695 shares of such stock outstanding as of December 31, 1997.

         SWIGART

         The aggregate number of shares of the Common Stock that Swigart owns beneficially, pursuant to Rule 13d-3 under the Act, is 175,667 (including 3,750 shares that Swigart has the right to acquire within 60 days), which constitutes approximately 2.1% of the 8,335,695 shares of such stock outstanding as of December 31, 1997.

         To the best knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in response to Item 2(a) herein is the beneficial owner of any shares of the Common Stock.

         (b)

         BARLOW PARTNERS

         Barlow Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 538,617 shares of Common Stock. Additionally, the voting and dispositive power with respect to the shares of Common Stock held by Barlow Partners may, under certain circumstances, be deemed to be shared with, or may be exercised by, the limited and general partners of Barlow Partners as further described in Item 6 hereof.

         MURNANE

         In his capacity as the general partner of Barlow Partners, Murnane has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 510,200 shares of the Common Stock. In addition, Murnane has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 42,500 shares of the Common Stock, including 22,500 shares which he has the right to acquire within 60 days.

         DYER

         Because of his ownership of a limited partnership interest in Barlow Partners, and on the basis of certain provisions of the Partnership Agreement, Dyer may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 20,000 shares of Common Stock beneficially owned by Barlow Partners attributable to his limited partnership interest in Barlow Partners.

CUSIP No. 124868100              SCHEDULE 13D/A              Page 11 of 13 Pages
--------------------------------------------------------------------------------

         ORNSTEIN

         Ornstein has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 53,750 shares of the Common Stock, including 8,750 shares which he has the right to acquire within 60 days. In addition, Ornstein may, pursuant to Rule 13d-3 of the Act, be deemed to own beneficially 44,500 shares of the Common Stock held by his wife and minor children, which are included in the number of shares as to which Ornstein has the shared power to vote or to direct the vote and to dispose or to direct the disposition of, and as to which Ornstein disclaims beneficial interest except to the extent of his economic interest therein. Finally, because of his ownership of a limited partnership interest in Barlow Partners, and on the basis of certain provisions of the Partnership Agreement, Ornstein may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 370,200 shares of Common Stock beneficially owned by Barlow Partners attributable to his limited partnership interest in Barlow Partners.

         SWIGART

         Swigart has sole power to vote or to direct the vote and to dispose or direct the disposition of 47,250 shares of Common Stock, including 3,750 shares which he has the right to acquire within 60 days. Additionally, because of his ownership of a limited partnership interest in Barlow Partners, and on the basis of certain provisions of the Partnership Agreement, Swigart may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 128,417 shares of Common Stock beneficially owned by Barlow Partners attributable to his limited partnership interest in Barlow Partners.

         (c) The Reporting Persons made open market purchases of the 510,200 shares of Common Stock owned by Barlow Partners and covered by this Statement beginning on August 26, 1996 and ending on December 18, 1996 at prices ranging from $1.5625 to $1.8125 per share, 20,000 shares on May 12, 1997 at $2.125 per share; and 8,417 shares on August 26, 1997 at $2.75 per share.

         As a member of the Board of Directors of Issuer, on January 20, 1997 Murnane was granted options to purchase 15,000 shares of Common Stock at an exercise price of $1.75. Such options are presently exercisable. In such capacity, Murnane also was granted on November 13, 1997 options to purchase 20,000 shares of Common Stock at an exercise price of $3.00. Such options are not exercisable until May 13, 1998 and the shares of Common Stock issuable upon the exercise of such options are not covered by this Statement. In connection with loans to the Issuer, Murnane was granted a warrant on August 26, 1997 to purchase 3,750 shares of Common Stock at $2.875 per share, and on October 20, 1997 was granted a warrant to purchase 3,750 shares at $3.50 per share. Such warrants are presently exercisable.

         On December 4, 1997, Ornstein purchased 45,000 shares of Common Stock directly from the Company in a private placement at a price of $2.75 per share. Between July 16, 1997 and February 4, 1998 Ornstein's wife and minor children purchased a net aggregate of 14,000 shares of Common Stock on the open market at prices ranging from $2.0625 to $2.6865 per share. In connection with a loan to the Issuer, Ornstein was granted on November 17, 1997 a warrant to purchase 8,750 shares of Common Stock at $3.0625 per share. Such warrant is presently exercisable.

CUSIP No. 124868100              SCHEDULE 13D/A             Page 12 of 13 Pages



         Between September 30, 1997 and January 23, 1998 Swigart purchased 43,500 shares of Common Stock on the open market on his own behalf and for his minor children at prices ranging from $2.730 to $3.625 per share. In connection with a loan to the Issuer, Swigart was granted on November 17, 1997 a warrant to purchase 3,750 shares of Common Stock at $3.0625 per share. Such warrant is presently exercisable.

         Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares of the Common Stock in the past 60 days.

         (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock owned by them.

         (e)     Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The following description of the Agreement of Limited Partnership of Barlow Partners, L.P. (the "Partnership Agreement"), does not purport to be complete and is qualified in its entirety by reference to such Partnership Agreement, which is incorporated by reference as an exhibit to this Statement. The Partnership Agreement contains certain provisions, among other things, regarding the right of partners to vote with respect to the disposition of assets of the partnership. Pursuant to the Partnership Agreement, the disposition of the Common Stock by the Partnership requires the consent of all of the partners of the Partnership. The Partnership Agreement is incorporated herein by reference as Exhibit 99.2 and reference hereby is made to such document.

         Barlow Partners presently is serving as a financial advisor and consultant to the Issuer in connection with the replacement of certain aircraft used by the Issuer. As compensation for such services, Barlow Partners will be granted, upon consummation of the return of the existing aircraft, warrants to acquire 150,000 shares of Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 24.1 Power of Attorney granting authority to sign on behalf of the persons filing this Amendment No. 1 to Schedule 13D, filed herewith.

Exhibit 99.1     Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.

Exhibit 99.2 Agreement of Limited Partnership of Barlow Partners, L. P. Previously filed with the Schedule 13D dated December 11, 1996 filed by the Reporting Person and incorporated herein by reference.

Exhibit 99.3 Warrant dated August 26, 1997, issued to George Murnane III, to purchase 3,750 shares of Common Stock at an exercise price of $2.875 per share.

CUSIP No. 124868100               SCHEDULE 13D/A             Page 13 of 13 Pages



Exhibit 99.4 Warrant dated October 20, 1997, issued to George Murnane III, to purchase 3,750 shares of Common Stock at an exercise price of $3.50 per share.

Exhibit 99.5 Nonqualified Stock Option Agreement dated as of January 20, 1997, between the Issuer and George Murnane III, granting an option to purchase 15,000 shares of Common Stock at an exercise price of $1.75 per share.

Exhibit 99.6 Nonqualified Stock Option Agreement dated as of November 13, 1997, between the Issuer and George Murnane III, granting an option to purchase 20,000 shares of Common Stock at an exercise price of $3.00 per share.

Exhibit 99.7 Warrant dated November 17, 1997, issued to Jonathan G. Ornstein, to purchase 8,750 shares of Common Stock at an exercise price of $3.0625 per share.

Exhibit 99.8 Warrant dated November 17, 1997, issued to James E. Swigart, to purchase 3,750 shares of Common Stock at an exercise price of $3.0625 per share.

                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.



                                         BARLOW PARTNERS, L.P.
----------------------------------
Date

                                            /s/ George Murnane III
                                         ------------------------------------
                                         By:    George Murnane III
                                                General Partner


                                            /s/ George Murnane III
                                         ------------------------------------
                                         George Murnane III


                                            /s/ George Murnane III
                                         ------------------------------------
                                         George Murnane III
                                         Attorney-in-Fact for each of:
                                         Alexius A. Dyer III (1)
                                         Jonathan G. Ornstein (1)
                                         James E. Swigart (1)


(1) A Power of Attorney authorizing George Murnane III to act on behalf of Alexius A. Dyer III, Jonathan G. Ornstein and James E. Swigart is attached hereto as Exhibit 24.1.